Name of Registrant: Phillips 66
Name of persons relying on exemption: California Public Employees Retirement System (CalPERS)
Address of persons relying on exemption: 400 Q Street, Sacramento, CA  95811

April 29, 2021

Dear Phillips 66 Shareowner:

Support Proposal #6 Requesting Improved Transparency of Climate Lobbying Objectives

CalPERS is the largest state public pension fund in the United States with approximately $450 billion in total assets under management and a long-term owner of over one million shares in Phillips 66. We are voting FOR proposal #6 (filed by the California State Teachers’ Retirement System) requesting for improved transparency of climate lobbying objectives. We urge shareowners to also vote for this proposal at the company’s May 12th, 2021 annual meeting.

Vote FOR Improved Disclosure of Climate Lobbying Objectives

We believe that shareowners would benefit from improved disclosure of the company’s climate lobbying objectives. The requested disclosure would help ensure that the company is transparent in its policy objectives, mitigate against reputational risks, and affirm that company funds were spent in a manner that is consistent with stated objectives.

Specifically, proposal #6 is requesting the Board of Directors conduct an evaluation and issue a report within the next year describing if, and how, Phillips 66’s lobbying activities (direct and through trade associations) align with the goal of limiting average global warming to well below 2 degrees Celsius (the Paris Climate Agreement’s goal). The report should also address the risks presented by any misaligned lobbying and the company’s plans, if any, to mitigate these risks.

Consistent with CalPERS Governance & Sustainability Principles, we will also be voting FOR Proposal #5 asking the company to set and publish emissions reduction targets covering the greenhouse gas (GHG) emissions of the company’s operations and energy products.

For questions please contact Craig Rhines, CalPERS Associate Investment Manager at engagements@calpers.ca.gov.

Thank you for your support.

Sincerely,
SIMISO NZIMA
Investment Director, Global Equity
CalPERS Investment Office

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of mail and telephone communication. CalPERS is not asking for your proxy card. Please do not send us your proxy card.